UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Eucrates Biomedical Acquisition Corp.

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

G3141W106

(CUSIP Number)

___________December 31, 2020__________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3141W106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eucrates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,619,906
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH:	8	SHARED DISPOSITIVE POWER 2,619,906
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,619,906
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. G3141W106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Parag Saxena
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,619,906
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH:	8	SHARED DISPOSITIVE POWER 2,619,906
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,619,906
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G3141W106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stelios Papadopoulos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,619,906
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH:	8	SHARED DISPOSITIVE POWER 2,619,906
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,619,906
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:

Eucrates Biomedical Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

250 West 55th Street, Suite 13D

New York, NY 10019

Item 2(a).	Names of Persons Filing:

This Schedule 13G (the “Schedule 13G”) is being filed on behalf of each of the following persons (each, a “Reporting Person”):

(i)	Eucrates LLC.;
(ii)	Parag Saxena (“Mr. Saxena”); and
(iii)	Stelios Papadopoulos (“Mr. Papadopoulos”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 250 West 55th Street, Suite 13D, New York, NY 10019.

Item 2(c).	Citizenship:

(i)	Eucrates LLC is a Delaware limited liability company;
(ii)	Mr. Saxena is a permanent resident of the United States and a citizen of India; and
(iii)	Mr. Papadopoulos is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Ordinary shares, no par value (the “Shares”)

Item 2(e).	CUSIP Number:

G3141W106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Ownership as of December 31, 2020 is incorporated by reference to items (5) – (9) and (11) of the cover page of the Reporting Person. The percentage herein is calculated based upon the aggregate total of the 13,459,124 Shares issued and outstanding as of December 7, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on December 7, 2020.

The Shares held by Eucrates LLC are beneficially owned by each of Mr. Saxena and Mr. Papadopoulos, its managing members, who have joint voting and dispositive power over such Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

EUCRATES LLC

By:	/s/ Parag Saxena
Name: Parag Saxena
Title: Managing Member

PARAG SAXENA

By:	/s/ Parag Saxena

STELIOS PAPADOPOULOS

By:	/s/ Stelios Papadopoulos

EXHIBIT INDEX

A.	Joint Filing Agreement, dated February 12, 2021, by and among Eucrates LLC, Parag Saxena and Stelios Papadopoulos.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary shares, no par value of Eucrates Biomedical Acquisition Corp., dated as of February 12, 2021, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 12, 2021

EUCRATES LLC

By:	/s/ Parag Saxena
Name: Parag Saxena
Title: Managing Member

PARAG SAXENA

By:	/s/ Parag Saxena

STELIOS PAPADOPOULOS

By:	/s/ Stelios Papadopoulos